ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Announcement to the Market Trading of Own Shares by Treasury August 2020 We inform the capital market agents that in August 2020: 1. Itaú Unibanco did not purchase its own shares for treasury stock; 2. Itaú Unibanco did not reallocated in the market preferred shares intended to Long-term Incentive programs. Historical information regarding purchase of own shares for treasury stock is available on the Company’s Investor Relations website (www.itau.com.br/investor-relations). São Paulo-SP, September 10, 2020. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations